UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Wowo Limited

(Name of Issuer)

Ordinary shares, par value $ 0.00001 per share

(Title of Class of Securities)

98212L 101 (1)

(CUSIP Number)

May 13, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (”Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 18 ordinary shares of the Issuer.

CUSIP NO.:	98212L 101

(1)	NAME OF REPORTING PERSONS
CDH Barley Limited (“CDH Barley”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
80,539,719 Ordinary Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
80,539,719 Ordinary Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,539,719 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.1%[1]
(12)	TYPE OF REPORTING PERSON
CO

[1]	As a percentage of 665,462,778 ordinary shares, par value US$0.00001 per share, of the Issuer (“Ordinary Shares”) issued and outstanding upon the completion of the Issuer’s initial public offering on or around April 13, 2015, which is disclosed in the Issuer’s 424B4 prospectus filed with the Securities and Exchange Commission on April 8, 2015.

CUSIP NO.:	98212L 101

(1)	NAME OF REPORTING PERSONS
CDH Venture Partners II, L.P. (“CDH Venture”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
80,539,719 Ordinary Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
80,539,719 Ordinary Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,539,719 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.1%[1]
(12)	TYPE OF REPORTING PERSON
PN

[1]	As a percentage of 665,462,778 Ordinary Shares issued and outstanding upon the completion of the Issuer’s initial public offering on or around April 13, 2015, which is disclosed in the Issuer’s 424B4 prospectus filed with the Securities and Exchange Commission on April 8, 2015.

CUSIP NO.:	98212L 101

(1)	NAME OF REPORTING PERSONS
CDH Venture GP II Company Limited (“CDH GP”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
80,539,719 Ordinary Shares (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
80,539,719 Ordinary Shares (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,539,719 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.1%[1]
(12)	TYPE OF REPORTING PERSON
CO

[1]	As a percentage of 665,462,778 Ordinary Shares issued and outstanding upon the completion of the Issuer’s initial public offering on or around April 13, 2015, which is disclosed in the Issuer’s 424B4 prospectus filed with the Securities and Exchange Commission on April 8, 2015.

Item 1(a).	Name of Issuer:

Wowo Limited (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Third Floor, Chuangxin Building
No. 18 Xinxi Road
Haidian District
Beijing
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Barley Limited;
(b) CDH Venture Partners II, L.P.; and
(c) CDH Venture GP II Company Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CDH Barley:

Kingston Chambers

P.O. Box 173, Road Town, Tortola

British Virgin Islands

For CDH Venture:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

For CDH GP:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

Item 2(c).	Citizenship:

CDH Barley is a British Virgin Islands company.

CDH Venture is a Cayman Islands limited liability partnership.

CDH GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.00001 per share.

Item 2(e).	CUSIP Number:

98212L 101 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of May 13, 2015:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Barley	80,539,719	(2)	12.1%	80,539,719	0	80,539,719	0
CDH Venture	80,539,719	(2)	12.1%	80,539,719	0	80,539,719	0
CDH GP	80,539,719	(2)	12.1%	80,539,719	0	80,539,719	0

(1)	As a percentage of 665,462,778 Ordinary Shares issued and outstanding upon the completion of the Issuer’s initial public offering on or around April 13, 2015, which is disclosed in the Issuer’s 424B4 prospectus filed with the Securities and Exchange Commission on April 8, 2015.

(2)	Represents 80,539,719 Ordinary Shares held by CDH Barley. CDH Barley is 100% owned by CDH Venture, whose general partner is CDH GP. CDH GP has the power to direct CDH Venture as to the voting and disposition of shares directly and indirectly held by CDH Venture. Xiaoyi Niu serves as an assistant vice president of CDH Venture. CDH Venture and CDH GP may also be deemed to have the sole voting power and sole dispositive power with respect to the ordinary shares of the Issuer held by CDH Barley. The voting and investment power of the Issuer’s ordinary shares held by CDH Barley is exercised by the investment committee of CDH GP, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by CDH Barley. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims the beneficial ownership of any of the ordinary shares of the Issuer directly held by CDH Barley, except to the extent of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2015

CDH Barley Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited, its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.00001 per share, of Wowo Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 13, 2015.

CDH Barley Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture Partners II, L.P.

By: CDH Venture GP II Company Limited,
its general partner

By:	/s/ William Hsu
Name: William Hsu
Title: Director

CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name: William Hsu
Title: Director

[Signature Page to Joint Filing Agreement to Schedule 13G]